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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2012 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER
CUSIP NUMBER

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

Colony Resorts LVH Acquisitions, LLC
Full Name of Registrant

N/A
Former Name if Applicable

3000 Paradise Road
Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89109
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Colony Resorts LVH Acquisitions, LLC, (the “Company”) is not able to file its Quarterly Report on Form 10-Q (the “Form 10-Q”) for the quarter ended September 30, 2011 on or prior to November 15, 2011 without unreasonable effort or expense due to the Company’s inability to determine the fair value of the Company’s assets.  On September 2, 2011, the Company’s lender, Goldman Sachs Mortgage Company, caused a Notice of Breach and Default and of Election to Sell Under Deed of Trust to be filed with the Clark County Recorder’s Office, thereby initiating a foreclosure upon substantially all of the Company’s assets.  The pending foreclosure and related proceedings has created uncertainty as to how the Company might determine the fair value of such assets pursuant to Financial Accounting Standards Board Statement No. 144 (Accounting for the Impairment or Disposal of Long Lived Assets) (“FASB 144”).  Once the aforementioned uncertainty has been resolved, the Company will file the Form 10-Q for the quarterly period ended September 30, 2011 as expeditiously thereafter as possible.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Robert Schaffhauser	702	732-5111
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As the Company has not yet finalized the determination of the amount of the asset impairment charges to be incurred during the quarterly period ended September 30, 2011, a reasonable estimate of the results of operations for the three and nine month periods ended September 30, 2011 cannot be made.

Colony Resorts LVH Acquisitions, LLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

COLONY RESORTS LVH ACQUISITIONS, LLC

Date	November 15, 2011	By	/s/ ROBERT SCHAFFHAUSER
		Name:	Robert Schaffhauser
		Title:	Executive Vice President of Finance

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).